Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

	Three Months Ended	Year Ended December 31,
(Dollars in millions)	March 31, 2011	2010	2009(1)	2008	2007	2006
Ratio (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$1,386	$4,330	$1,336	$582	$3,870	$3,672
Fixed charges	614	2,904	2,975	3,985	4,583	3,087
Equity in undistributed loss of unconsolidated subsidiaries	25	49	60	55	43	15
Earnings available for fixed charges, as adjusted	$2,025	$7,283	$4,371	$4,622	$8,496	$6,774
Fixed charges:
Interest expense on deposits and debt	$612	$2,896	$2,967	$3,963	$4,548	$3,073
Interest factor in rent expense	2	8	8	22	35	14
Total fixed charges	$614	$2,904	$2,975	$3,985	$4,583	$3,087
Ratio of earnings to fixed charges, including interest on deposits	3.30	2.51	1.47	1.16	1.85	2.19
Ratio (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$1,386	$4,330	$1,336	$582	$3,870	$3,672
Fixed charges	292	1,439	882	1,473	1,677	1,272
Equity in undistributed loss of unconsolidated subsidiaries	25	49	60	55	43	15
Earnings available for fixed charges, as adjusted	$1,703	$5,818	$2,278	$2,110	$5,590	$4,959
Fixed charges:
Interest expense on debt(2)	$290	$1,431	$874	$1,451	$1,642	$1,258
Interest factor in rent expense	2	8	8	22	35	14
Total fixed charges	$292	$1,439	$882	$1,473	$1,677	$1,272
Ratio of earnings to fixed charges, excluding interest on deposits	5.83	4.04	2.58	1.43	3.33	3.90
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(1)
On February 27, 2009, we acquired Chevy Chase Bank, FSB. The transaction was accounted for as a purchase, and the related results of operations are included in our consolidated results from the date of the transaction.

(2)
Represents total interest expense reported in our consolidated statements of income, excluding interest on deposits of $322 million for the first quarter of 2011, and $1.5 billion, $2.1 billion, $2.5 billion, $2.9 billion and $1.8 billion for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.